FORM   4             U.S.  SECURITIES  AND  EXCHANGE   COMMISSION
                             Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                 Filed pursuant to Section 16(a) of the
                          Securities Act of 1934


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.


1.  Name and Address of Reporting Person

CAMERON     RICHARD      H.
(Last)      (First)      (Middle)

3150 Hoomua Street
(Street)

Kihei         Hi        96753
(City)        (State)    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

MAUI LAND & PINEAPPLE COMPANY, INC. (AMEX: MLP)

3.   IRS   or  Social  Security  Number  of  Reporting   Person
      (Voluntary)



4.  Statement for Month/Year    2/2000

5.  If Amendment, Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

[X] Director   [ ] 10% Owner
[ ] Officer (give title below)   [X] Other (specify below)

member of group owning more than 10%

7.   Individual or Joint/Group Filing

  [X] Form filed by One Reporting Person
  [ ] Form filed by More than One Reporting Person

Table  I  - Non-Derivative Securities Acquired, Disposed  of,  or
Beneficially Owned

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):         2/1/2000
3.  Transaction Code: Code                            P
4.  Securities Acquired (A) or Disposed of (D):
     Amount:2,977      (A) or (D):   A       Price:$14.85 sh
5.  Amount of Securities Beneficially Owned at End of Month: 255,133
6.  Ownership Form -  Direct (D) or Indirect (I): D
7.  Nature of Indirect Beneficial Ownership:

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
      Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month:  389,581
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (1)

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
      Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month:  399,104
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (2)

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
     Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month: 7,200
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership: (3)

1.  Title of Security:  COMMON STOCK
2.  Transaction Date (Month/Day/Year):
3.  Transaction Code: Code
4.  Securities Acquired (A) or Disposed of (D):
     Amount:          (A) or (D):           Price:
5.  Amount of Securities Beneficially Owned at End of Month:  5,456
6.  Ownership Form -  Direct (D) or Indirect (I): I
7.  Nature of Indirect Beneficial Ownership:   ESOP TRUST


Explanation of Responses:

(1)  OWNED  BY  J.  WALTER CAMERON TRUST; REPORTING PERSON  IS  A
     TRUSTEE.
(2)  OWNED BY CAMERON FAMILY PARTNERSHIP;  REPORTING PERSON IS  A
     GENERAL PARTNER.
(3)  OWNED BY SPOUSE AND MINOR CHILDREN OF REPORTING PERSON.




    /S/ RICHARD H. CAMERON            4/13/00
**Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.